Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement appears for information purposes only and does not constitute any invitation or offer to acquire, purchase or subscribe for any securities in Hong Kong, the United States or elsewhere, nor shall it (or any part of it) or the fact of its distribution, form the basis of, or be relied on in connection with, any contract or invitation to subscribe for securities, and is provided for information only. The distribution of this announcement may be restricted by law in certain jurisdictions and persons into whose possession the information referred to herein comes should inform themselves about and observe any such restriction. Any failure to comply with these restrictions may constitute a violation of the laws of any such jurisdictions.

ASCENTAGE PHARMA GROUP INTERNATIONAL

亞盛醫藥集團

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 6855)

PARTIAL EXERCISE OF THE OVER-ALLOTMENT OPTION IN RELATION TO

THE OFFERING OF AMERICAN DEPOSITARY SHARES

Reference is made to the announcements of Ascentage Pharma Group International (the “Company”) dated June 14, 2024, December 29, 2024, January 21, 2025, January 24, 2025 and February 2, 2025 in relation to the offering of ADSs in the United States by the Company (the “Announcements”). Unless otherwise defined, capitalized terms used herein shall have the same respective meanings as those defined in the Announcements.

The Board is pleased to announce that the underwriters of its underwritten U.S. initial public offering (the “Offering”) have partially exercised their Over-allotment Option to purchase an additional 935,144 ADSs at the initial public offering price of US$17.25 per ADS less underwriting discounts and commissions. Each ADS represents four ordinary shares of the Company. After giving effect to the partial exercise of the Over-allotment Option, the total number of ADSs sold by the Company in the Offering will increase to 8,260,144 ADSs and the aggregate gross proceeds to the Company will be approximately US$142.5 million, before deducting underwriting discounts and commissions and other offering expenses payable by the Company. The closing of the Over- allotment Option is subject to customary closing conditions.

J.P. Morgan Securities LLC and Citigroup Global Markets Inc. acted as joint book-running managers for the Offering.

The Company will make further announcement(s) relating to the progress and closing of the Over-allotment Option as and when appropriate in compliance with the requirements under the Listing Rules to keep the Shareholders and potential investors of the Company informed.

By Order of the Board

Ascentage Pharma Group International Dr. Yang Dajun

Chairman and Executive Director

Suzhou, the PRC, February 7, 2025

As at the date of this announcement, the Board comprises Dr. Yang Dajun as Chairman and executive Director, Dr. Wang Shaomeng and Dr. Lu Simon Dazhong as non-executive Directors, and Mr. Ye Changqing, Mr. Ren Wei, Dr. David Sidransky, Ms. Marina S. Bozilenko, Dr. Debra Yu and Marc E. Lippman, MD as independent non-executive Directors.